UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                 INFORMATION STATEMENT PURSUANT TO SECTION 14(F)

                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            AND RULE 14F-1 THEREUNDER


                               BECOMING ART, INC.

                (Name of Registrant as specified in its charter)


          Nevada                       000-51125               Applied For
(State or other jurisdiction of  (Commission file number)     (IRS employer
       incorporation)                                     identification number)


                               867 West 8th Avenue

                   Vancouver, British Columbia, Canada V5Z 1E3

                    (Address of principal executive offices)

                                 (604) 727-8402

                         (Registrant's telephone number)

                               BECOMING ART, INC.
                               867 WEST 8th AVENUE
                           VANCOUVER, BRITISH COLUMBIA
                                 CANADA V5Z 1E3

             INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14(F)-1 THEREUNDER

       Report of Anticipated Change in Majority of Directors in Connection
                            with Certain Transactions

      This Information Statement is being mailed to you on or about April 19, 2005 to our stockholders of record of shares of our common stock, par value $0.001 per share ("Common Stock") of Becoming Art, Inc., a Nevada corporation (the "Company," "us," "we," or "our").

      You are receiving this Information Statement in connection with a change in the majority of the members of our board of directors to be effected as a result of our acquisition of 100% of the outstanding shares of capital stock of 20/20 Technologies, Inc., a Delaware corporation ("20/20"). Effective as of April 19, 2005, we entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among us, 20/20 Acquisition, Inc., a Delaware corporation that is a newly-formed, wholly-owned subsidiary of ours, and 20/20. Pursuant to the Merger Agreement, we will acquire all of the outstanding equity stock of 20/20 through the merger (the "Merger") of 20/20 Acquisition with and into 20/20, with 20/20 being the surviving corporation. As consideration for the acquisition of 20/20, we agree to issue shares of our Common Stock to the stockholders of 20/20 in exchange for their shares of outstanding 20/20 common stock and preferred (estimated to be approximately 14,096,339 to 17,190,187 shares with the exact number of shares depending upon the number of units sold in the Offering described herein). We also agree to reserve shares of our Common Stock to be issued to holders of existing 20/20 options, warrants and other rights to purchase shares upon the exercise of such options, warrants and other rights to purchase shares (estimated to be approximately 4,229,103 to 6,176,892 shares with the exact number of shares depending upon the number of units sold in the Offering described herein).

      Additionally, in connection with the Merger, effective on the later to occur of (i) the effective date of the Merger, or (ii) ten days following the filing and distribution of this Information Statement, the size of our board of directors will be increased from two (2) directors to five (5) directors, three
(3) directors designated by 20/20 (the "20/20 Directors") will be appointed to fill the three (3) newly created directorships, and our two (2) incumbent directors will resign from our board of directors and there will be two vacancies on our board.

      Because the above change in the composition of our board of directors will be effected by means other than at a meeting of our stockholders, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), together with Rule 14(f)-1 promulgated thereunder, require us to provide our stockholders and the Securities and Exchange Commission (the "SEC") with the information set forth in this Information Statement not less than ten days prior to the date on which the 20/20 Directors will constitute a majority of our board of directors.

      THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY. WE ARE NOT SOLICITING YOUR PROXY OR CONSENT IN CONNECTION WITH THE ITEMS DESCRIBED HEREIN. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY BUT YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

                              INFORMATION STATEMENT

                                TABLE OF CONTENTS

INFORMATION REGARDING THE MERGER.............................................1
   Information regarding 20/20...............................................1
   Merger Structure..........................................................1
   Effect on Shares..........................................................2
   Merger Closing............................................................4
   Conditions to Closing.....................................................4
   Representations and Warranties............................................5
   Change in Directors and Officers..........................................5
   Termination of the Merger Agreement.......................................6
INFORMATION REGARDING OUR VOTING SECURITIES..................................7
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT...............7
   Pre-Merger Ownership Table................................................7
   Post-Merger Ownership Table...............................................8
INFORMATION RELATING TO THE CHANGE IN DIRECTORS..............................8
   Other Information regarding our Directors and Director Nominees..........10
   Board Committees.........................................................11
   Stockholder Communication with the Board.................................12
   Section 16(a) Beneficial Ownership Reporting Compliance..................12
EXECUTIVE COMPENSATION......................................................12
   Compensation of our Executive Officers...................................12
   Employment Agreements....................................................13
DIRECTOR COMPENSATION.......................................................13
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS........................14
ADDITIONAL INFORMATION......................................................15

                        INFORMATION REGARDING THE MERGER

      As previously reported on our Form 8-K filed with the SEC on April 19, 2005, effective as of April 19, 2005, we entered into the Merger Agreement with 20/20 Acquisition and 20/20. The Merger is subject to certain terms and conditions including, among other things, approval by 20/20's stockholders. There can be no assurance that the Merger will be completed on the terms contemplated, if at all.

      Set forth below is a summary of the material terms of the Merger Agreement. The summary is qualified in its entirety by reference to the Merger Agreement, which was filed as an exhibit to the Form 8-K and will be provided to you upon your request to us.

Information regarding 20/20

      20/20 is a holding company which operates primarily through its operating subsidiaries, 20/20 Technologies I, LLC, a Delaware limited liability company, and Magenta netLogic Ltd., a company limited by shares and incorporated under the laws of England and Wales. 20/20 is a network integration software and information company that focuses primarily on providing full-service consulting to assist clients in optimizing their telecommunications networks and also provides clients, on a global basis, accurate market information regarding circuit pricing and design via its proprietary exchange.

Merger Structure

      Pursuant to the Merger Agreement, subject to satisfaction of certain conditions, 20/20 will be merged with and into 20/20 Acquisition, and 20/20 will continue as the corporation surviving the Merger. As a result of the Merger, we will acquire 100% of the outstanding stock of 20/20, and 20/20 will become our wholly-owned subsidiary. As consideration for the shares of 20/20, we will issue to the stockholders of 20/20 shares of our Common Stock in exchange for their outstanding shares of 20/20 common stock and preferred stock. We will also reserve shares of our Common Stock to be issued upon the exercise of options, warrants and other rights to acquire shares of 20/20. (See the section entitled, "INFORMATION REGARDING THE MERGER - Effect on Shares"). Additionally, in connection with the Merger, the charter and bylaws of 20/20 Acquisition that are in effect prior to the Merger will be the charter and bylaws of the surviving corporation after the Merger, until later amended as provided therein and under applicable law.

      The consummation of the Merger is subject to certain closing conditions summarized below under the section, "Conditions to Closing." One such closing condition is that simultaneous with the closing of the Merger, we consummate the initial closing of our current offering of Units (the "Offering"). Pursuant to the Offering, we are offering for sale a minimum of 90 Units (the "Minimum Offering") and a maximum of 700 Units (the "Maximum Offering"), subject to increase in our discretion to up to 800 units. Each Unit consists of 10,000 shares of our Common Stock and a three-year warrant to purchase 5,000 shares of our Common Stock at a purchase price of $4.50 per share. Each Unit is offered at a purchase price of $30,000 per Unit, which would result in gross proceeds to us of $2,700,000 to $21,000,000, depending upon the sale of the Minimum or Maximum Offering, respectively. The initial closing of the Offering may occur if, among other things, we accept subscriptions for the sale of the Minimum Offering. The Offering is being made by us pursuant to a Confidential Private Placement Memorandum and the description of the Offering included in this Information Statement should not be construed as an offer to sell securities. In connection with the Offering, we have engaged a placement agent to assist us in the sale of Units, and we have agreed to issue to the placement agent or its designees, up to 250,000 shares and five-year warrants to purchase up to 700,000 shares at a purchase price of $3.00 per share, assuming sale of the Maximum Offering.

Effect on Shares

      As of the effective date of the Merger, there will be 1,500,000 shares of our Common Stock outstanding. Additionally, if the Merger is consummated pursuant to the Merger Agreement, each issued and outstanding share of 20/20 will be converted into shares of our Common Stock based on the following conversion ratios:

      o Each share of 20/20 common stock will be converted into the right to receive one-half (1/2) of one share of our Common Stock.

      o Each share of 20/20 Series A Convertible Preferred Stock will be converted into the right to receive one-half (1/2) of one share of our Common Stock.

      o Each share of 20/20 Series B and Series C Convertible Preferred Stock will be converted into the right to receive one-half (1/2) of one share of our Common Stock at the closing of the Merger (the "Initial Exchange Amount"). In order to account for the dilutive effect with respect to the 1,500,000 shares of our Common Stock to be outstanding immediately prior to the closing of the Merger, 20/20's issuance of 991,000 shares to a pre-merger bridge lender, and the effective per share price of the shares sold in the Offering, the Merger Agreement provides for the issuance of additional shares of our Common Stock (the "Additional Shares") to holders of 20/20's Series B and Series C Convertible Preferred Stock at the closing of the Offering. The amount of Additional Shares to be issued, if any, shall be equal to the amount that the product of the Initial Exchange Amount multiplied by the "Ratchet Quotient" (defined below) exceeds the Initial Exchange Amount. The "Ratchet Quotient" is equal to: (x) 2.188982 (representing the stated value of 20/20's Series B and C Convertible Preferred Stock, $1.094491, multiplied by two, to give effect to the conversion ratio for 20/20's other outstanding shares at a 1:1/2 ratio) divided by the Blended Offering Price (defined below). The "Blended Offering Price" is the quotient obtained by dividing (i) the gross proceeds raised by us in connection with the Offering, calculated at the termination of the Offering, by (ii) the sum of 2,491,000 plus the aggregate number of shares of our Common Stock issued through the Offering, calculated as of the termination of the Offering; provided, however, that in no event shall the Blended Offering Price be greater than $2.188982. For example, if the gross proceeds of the Offering are $12,000,000, upon consummation of the Merger, a holder of 100,000 shares of 20/20 Series B Convertible Preferred Stock would be entitled to receive 59,203 shares of our Common Stock. The Initial Exchange Amount would be 50,000 shares (100,000 multiplied by 0.5), plus at the closing of the Offering, such holder would receive Additional Shares equal to 9,203 shares of our Common Stock (50,000 multiplied by (x) 2.18892 divided by $12,000,000/6,491,000, less (y)
            50,000).

      In order to effectuate this exchange of securities and to receive certificates representing shares of our Common Stock, 20/20 stockholders must surrender their certificate(s) formerly representing ownership of 20/20 capital stock. In connection with the exchange of 20/20 capital stock for our Common Stock, no fractional shares of our Common Stock will be issued. Any fractional share of our Common Stock that a 20/20 stockholder would otherwise be entitled to receive as a result of the Merger shall be aggregated. If a fractional share of our Common Stock results from such aggregation, the number of shares required to be issued to such 20/20 stockholder shall be rounded up to the nearest whole number of shares of our Common Stock.

      In addition to the conversions of 20/20 capital stock, the following conversions will take place with respect to outstanding 20/20 options, warrants, notes and incentive awards:

      o Each option and warrant to acquire shares of 20/20 common stock will be converted into a right to acquire one half (1/2) as many shares of our Common Stock at an exercise price equal to two times the exercise price stated in the option or warrant, subject in all other respects to the terms and conditions of the original options and warrants.

      o Each right to acquire shares of 20/20 Series B Convertible Preferred Stock under 20/20 Series B Convertible Preferred Stock Warrants will be converted into a right to acquire one half (1/2) as many shares of our Common Stock at an exercise price equal to the Blended Offering Price, subject in all other respects to the terms and conditions of the original Series B Convertible Preferred Stock Warrant.

      o Each right to acquire shares of 20/20 Series C Convertible Preferred Stock under 20/20 Series C Convertible Preferred Stock Warrants will be converted into the right to acquire one half (1/2) as many shares of our Common Stock at an exercise price equal to the Blended Offering Price, subject in all other respects to the terms and conditions of the original Series C Convertible Preferred Stock Warrants.

      o All outstanding awards previously granted under 20/20's 2004 Long-Term Incentive Plan and 2005 Long-Term Incentive Plan will be exercisable solely for shares of our Common Stock, as adjusted by the exchange ratio of 1/2 share of our Common Stock for each one (1) share of 20/20 common stock. The Incentive Plans will continue as plans of ours.

      o Each outstanding 20/20 Series C Bridge Note will be convertible into units consisting of: (i) shares of our Common Stock (the "Conversion Shares") equal to the quotient obtained by dividing the principal amount of the Series C Bridge Note by the Blended Offering Price; and (ii) a warrant to purchase that number of shares of our Common Stock equal to the Conversion Shares multiplied by 0.25 at an exercise price equal to the Blended Offering Price. The terms of the 20/20 Series C Bridge Notes otherwise will remain unchanged.

      In connection with the exchange of 20/20 options, warrants and other rights, no fractional shares of our Common Stock will be issued. Any fractional share of our Common Stock that a 20/20 stockholder would otherwise be entitled to receive as a result of the Merger shall be aggregated. If a fractional share of our Common Stock results from such aggregation, the number of shares required to be issued to such 20/20 stockholder shall be rounded up to the nearest whole number of shares of our Common Stock.

Merger Closing

      The Merger will be consummated and become effective on the closing date, which will be the date on which the conditions to closing are fulfilled or waived in accordance with the Merger Agreement (other than conditions that can be satisfied only at the closing of the Merger, but subject to the fulfillment or waiver of those conditions), or on such other date as we and 20/20 may agree in writing.

Conditions to Closing

Mutual Conditions to Each Party's Obligation

      The respective obligations of each party to the Merger Agreement to effect the Merger and the other transactions contemplated by the Merger Agreement are subject to the mutual satisfaction or waiver (where permissible) of the following conditions:

      o the applicable representations and warranties under the Merger Agreement must be true and correct in all material respects at and as of the closing date;

      o each party must have performed and complied with each of its agreements and conditions under the Merger Agreement in all material respects at and as of the closing date; and

      o there must not have been any event or circumstance resulting in a material adverse effect, and no event should reasonably be expected to result in a material adverse effect.

Additional Conditions to the Obligations of Us and 20/20 Acquisition

      Our obligations and the obligations of 20/20 Acquisition to effect the Merger and the other transactions contemplated by the Merger Agreement are subject to the fulfillment of the following conditions, any of which may be waived in whole or in part by us:

      o we and 20/20 Acquisition must have received a certificate executed by 20/20's chief executive officer certifying that it has met the three mutual conditions set forth above;

      o the Merger must occur simultaneously with the initial closing of our Offering;

      o no action or proceeding before any court, governmental body or agency shall have been threatened, asserted or instituted to restrain or prohibit, or to obtain substantial damages in respect of, the Merger Agreement or the related transactions; and

      o we and 20/20 Acquisition must have received (a) certified copies of resolutions of 20/20's board of directors and stockholders authorizing  and  approving  the  Merger  and  certifying  that  the certificate of incorporation and bylaws of 20/20 previously delivered to us and 20/20 Acquisition have been validly adopted and not amended or modified; (b) a certificate of incumbency executed by 20/20's secretary; and (c) evidence as of a recent date of 20/20's good standing in the State of Delaware. Additional Conditions to 20/20's Obligations

      20/20's obligations to effect the Merger and the other transactions contemplated by the Merger Agreement are subject to the fulfillment of the following conditions, any of which 20/20 may waive in whole or in part:

      o 20/20 must have received a certificate executed by the respective presidents of us and 20/20 Acquisition certifying that we and 20/20 Acquisition have met the three mutual conditions set forth above;

      o 20/20 must have received the following: (a) certified copies of resolutions of our and 20/20 Acquisition's board of directors and the sole stockholder of 20/20 Acquisition authorizing and approving the Merger; (b) a certificate of incumbency executed by the respective secretaries of us and 20/20 Acquisition; (c) a certificate executed by the respective secretaries of us and 20/20 Acquisition certifying that the necessary governmental and agency consents have been obtained for the consummation of the Merger and that no actions have been threatened against us or 20/20 Acquisition in connection with the Merger Agreement; (d) a certificate of our transfer agent certifying certain information regarding our Common Stock; (e) a letter from our transfer agent certifying that the number of our shares of issued and outstanding as of the closing date of the Merger is no more than 1,500,000 shares; (f) the executed resignations of all of our directors and officers and executed releases from each of such officers and directors; (g) evidence as of a recent date of the good standing of us and 20/20 Acquisition in the respective states of incorporation; and (h) any additional supporting documentation that 20/20 may request.

      o certain of our stockholders must have executed an indemnification agreement providing for the payment of damages in accordance with the indemnification provisions explained herein;

      o 20/20 must be satisfied with the results of its due diligence investigation and evaluation of us and 20/20 Acquisition; and

      o not more than one percent (1.0%) of 20/20's stockholders must have exercised their rights to appraisal and payment under Section 262 of Delaware General Corporation Law.

Representations and Warranties

      The Merger Agreement includes various customary covenants, representations and warranties made by each of us, 20/20 and 20/20 Acquisition.

Change in Directors and Officers

      Effective on the later to occur of the (i) effective date of the Merger, or (ii) ten days following the filing and distribution of this Information Statement, our board of directors will be increased from two directors to five directors, the 20/20 Directors, Mr. Patrick C. Shutt, Mr. George A. King and Mr. Jonathan Wynne Evans, will be appointed to fill the newly-created directorships, and our two incumbent directors, Mr. Michael Hanson and Mr. Clark McFadden, will resign from our board of directors, and there will exist two vacancies on our board of directors. These two vacancies will be filled by the board of directors once the board finds suitable candidates to fill such vacancies.

      Additionally, in connection with the Merger, our executive officers, Mr. Michael Hanson, our President, Chief Executive Officer, Treasurer and Principal Accounting Officer, and Mr. Clark McFadden, our Secretary, will resign from their respective positions with us. Concurrent with these resignations, our board of directors will appoint the following persons to serve in the following capacities:

Name                                     Position
----                                     --------

Patrick C. Shutt                         Chief Executive Officer
George A. King                           President
Jonathan Wynne Evans                     Managing Director
Milan Saric                              Chief Financial Officer and Secretary

Indemnification

      We have agreed to indemnify and hold harmless 20/20 and its stockholders, which we refer to collectively as the "indemnified parties," from, and to reimburse the indemnified parties for, any losses, liabilities, claims, damage, expenses, including, without limitation, costs of investigation and defense and reasonable attorneys' fees, or diminution of value arising from or in connection with:

      o any material inaccuracy in any of the representations and warranties of us and 20/20 Acquisition in the Merger Agreement or in any certificate thereunder, or any actions, omissions or statements of fact inconsistent with any such representations or warranties;

      o any failure by us and 20/20 Acquisition to perform or comply in any material respect with any covenant or agreement in the Merger Agreement;

      o any claim for brokerage or finder's fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by any such party with us and 20/20 Acquisition in connection with any of the transactions contemplated by the Merger Agreement;

      o taxes attributable to any transaction or event occurring on or prior to the closing of the Merger;

      o any claim relating to or arising out of any liabilities reflected on the financial statements of us or with respect to accounting fees arising thereafter; or

      o any litigation, action, claim, proceeding or investigation by any third party relating to or arising out of the business or operations of us, or our actions or any holder of our capital stock prior to the effective time of the Merger.

      The representations, warranties, covenants and agreements of us and 20/20 Acquisition contained in the Merger Agreement, or any related instrument, will survive for a period of twelve (12) months after the closing of the Merger. However, neither we nor 20/20 Acquisition will have any liability with respect to any representation or warranty unless we are given a notice of the claim on or before the one-year anniversary of the closing date. The representations and warranties of 20/20 contained in the Merger Agreement or any related instrument will terminate at, and have no further force and effect after, the closing date. Our aggregate liability under the indemnification provisions of the Merger Agreement is limited to $500,000.

Termination of the Merger Agreement

      The Merger Agreement may be terminated and the Merger abandoned at any time prior to closing, before or after the approval by our stockholders, either by:

      o     mutual written consent of all the parties thereto;

      o 20/20, if we or 20/20 Acquisition (i) fail to perform in any material respect any of the agreements contained in the Merger Agreement as required to be performed by us on or prior to the closing date, or (ii) materially breach any of our representations, warranties or covenants contained in the Merger Agreement, and the failure or breach is not cured within thirty (30) days after the 20/20 has notified us of its intent to terminate the Merger Agreement;

      o us and 20/20 Acquisition, if 20/20 (i) fails to perform in any material respect any of its agreements contained in the Merger Agreement as required to be performed by 20/20 on or prior to the closing date, or (ii) materially breach any of its representations, warranties or covenants contained in the Merger Agreement, and the failure or breach is not cured within thirty (30) days after we have notified 20/20 of our intent to terminate the Merger Agreement;

      o any party to the Merger Agreement, if there is any order, writ, injunction or decree of any court or governmental or regulatory agency that prohibits or materially restrains the party from consummating the transactions under the Merger Agreement;

      o any party to the Merger Agreement, in the event the closing date has not occurred on or before May 31, 2005, for any reason other than delay or nonperformance of the party seeking termination;

      o 20/20, if 20/20 is not satisfied with the results of its due diligence investigation and this condition to closing is not complete on or prior to May 31, 2005; or

      o 20/20, if 20/20's board of directors determines in good faith, based upon advice of legal counsel, that termination is necessary to comply with its fiduciary duties under applicable law.

      Any termination of the Merger Agreement will relieve all parties of any liability or further obligation to any party under the Merger Agreement, with certain exceptions including, without limitation, indemnification obligations. Termination will not relieve any party from liability in the case of material breach of the Merger Agreement, however. If 20/20 terminates the Merger Agreement pursuant to a material breach by us, we must pay 20/20 a non-refundable fee of $50,000. If we terminate the Merger Agreement pursuant to a material breach by 20/20, 20/20 must pay us a non-refundable fee of $5,000.

                   INFORMATION REGARDING OUR VOTING SECURITIES

      Our authorized capital stock consists of 75,000,000 shares Common Stock, $0.001 par value per share. As of the date of this Information Statement, there were 9,884,550 shares of Common Stock issued and outstanding. As of the effective date of the Merger, there will be 1,500,000 shares of our Common Stock outstanding. Each share of Common Stock is entitled to one vote per share.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Pre-Merger Ownership Table

      The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of April 15, 2005, by (a) each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, (b) each of our directors and named executive officers, and (c) all of our directors and executive officers as a group.

Name of Beneficial Ownership       Number of Shares Owned   Percentage Ownership
----------------------------       ----------------------   --------------------
Michael Hanson, President, Chief
Executive Officer, Treasurer and
Principal Accounting Officer (1)         4,000,000                 40.47%
Clark McFadden, Secretary (1)            3,000,000                 30.35%
                                         ---------                 ------
All officers and named executive
officers as a group                      7,000,000                 70.82%

(1) The mailing address for Mr. Hanson and Mr. McFadden is 867 West 8th Avenue, Vancouver, British Columbia, Canada. The percentage ownership is based on 9,884,550 shares of Common Stock issued and outstanding.

      Other than pursuant to the issuance of shares pursuant to the Merger Agreement, our management is not aware of any arrangements which may result in a change in control as required to be disclosed pursuant to the provisions of Item 403(c) of Regulation S-B.

Post-Merger Ownership Table

      The following table sets forth certain information regarding the beneficial ownership of our Common Stock, assuming that the Merger is consummated and our Common Stock is issued in exchange for shares of 20/20 common stock and preferred stock as described above under the section entitled, "INFORMATION REGARDING THE MERGER - Effect on Shares," and sale of the Minimum and Maximum Offerings. The following table sets forth certain information with respect to (a) each of the 20/20 Directors and executive officers following the Merger, and (b) all officers and directors as a group.


                                                Number of Shares Owned                 Percentage Ownership(1)
Name of Beneficial Owner                   Min. Offering       Max. Offering      Min. Offering       Max. Offering
------------------------                   -------------       -------------      -------------       -------------
Patrick C. Shutt(2)                           916,108             916,108              4.7%               4.0%
George King(3)                                800,000             800,000              4.1%               3.5%
Jonathan Wynne Evans(4)                       514,159             514,159              2.6%               2.3%
Milan Saric(5)                                162,472             162,472              0.8%               0.7%
                                              -------             -------
Directors and officers as a group
(4 persons):                                2,092,739           2,092,739             10.7%               9.2%
--------------------

      (1) Does not give effect to exercise of outstanding stock options or warrants or conversion of convertible notes. All percentages are rounded to the nearest tenth of a percent. Assumes that after giving effect to the Merger and Offering, there will be 19,590,187 or 22,814,339 shares of our Common Stock outstanding depending upon the sale of the Minimum or Maximum Offering, respectively. If the Maximum Offering is increased to 800 units, the ownership percentages will decrease.

      (2) Includes the exchange of 100,000 shares of 20/20 Series A Convertible Preferred Stock (50,000 shares post Merger) and 1,132,215 shares of 20/20 common stock (566,108 shares post Merger) into shares of our Common Stock. Also, includes 600,000 shares of 20/20 common stock (300,000 shares post Merger) owned by an entity of which Mr. Shutt and Mr. King are equal owners. Mr. Shutt disclaims beneficial ownership of 300,000 of these shares (150,000 shares post Merger). Does not include 1,931,449 shares of 20/20 common stock (965,725 shares post Merger) owned by an entity that is owned by Mr. Shutt's spouse and children. Mr. Shutt disclaims beneficial ownership of these shares.

      (3) Includes the exchange of 1,000,000 shares of 20/20 common stock (500,000 shares post Merger) into shares of our Common Stock. Also, includes 600,000 shares of 20/20 common stock (300,000 shares post Merger) owned by an entity of which Mr. Shutt and Mr. King are equal owners. Mr. King disclaims beneficial ownership of 300,000 of these shares (150,000 shares post Merger). Does not include 2,046,450 shares of 20/20 common stock (1,023,225 shares post Merger) owned by an entity that is owned by Mr. King's spouse and children. Mr. King disclaims beneficial ownership of these shares.

      (4) Includes the exchange of 1,028,318 shares of 20/20 common stock (514,159 shares post Merger) into shares of our Common Stock.

      (5) Includes the exchange of 324,944 shares of 20/20 common stock (162,472 shares post Merger)into shares of our Common Stock.

                 INFORMATION RELATING TO THE CHANGE IN DIRECTORS

      In accordance with the Merger Agreement, effective on the later to occur of the effective date of the Merger, or ten days following the filing and distribution of this Information Statement, the size of our board of directors will be increased from two (2) directors to five (5) directors, the 20/20 Directors, Mr. Patrick C. Shutt, Mr. George A. King and Mr. Jonathan Wynne Evans, will be appointed to fill the newly-created directorships, and our two incumbent directors, Mr. Michael Hanson and Mr. Clark McFadden, will resign from our board of directors, and there will exist two vacancies on our board of directors. These two vacancies will be filled by the board of directors once the board finds suitable candidates to fill such vacancies.

      Additionally, in connection with the Merger, our executive officers, Mr. Michael Hanson, our President, Chief Executive Officer, Treasurer and Principal Accounting Officer, and Mr. Clark McFadden, our Secretary, will resign from their respective positions with us. Concurrent with these resignations, our board of directors will appoint the persons set forth below to serve in the capacities indicated below.

      The  following  table  sets  forth  the name and age of each of the  20/20
Directors and each person who will become an executive officer as of the effective date of the Merger:

Name                            Age    Position (after Merger)
----                            ---    -----------------------
Patrick C. Shutt..............   37    Chief Executive Officer and Director
George A. King................   46    President and Director
Jonathan Wynne Evans..........   54    Managing Director and Director
Milan Saric...................   51    Chief Financial Officer and Secretary

      Patrick C. Shutt, Chief Executive Officer and Director. Mr. Shutt is a co-founder of 20/20 Technologies, Inc. and 20/20 Technologies I, LLC. He has served as 20/20 Technologies, Inc.'s Chief Executive Officer and as a member of its Board of Directors since its inception. From January 2003 to September 2004, he served as Chief Executive Officer and a Manager of 20/20 Technologies I, LLC. Since April 2004, he also has served as a member of the Board of Directors of Magenta netLogic Ltd., a subsidiary of 20/20 Technologies I, LLC. Prior to co-founding 20/20 Technologies, in October 1997, Mr. Shutt co-founded Universal Access, Inc. At Universal Access, Inc., Mr. Shutt served as President from its inception to November 2002, Chief Executive Officer from December 13, 1998 to November 2002, and as a Director of its Board of Directors from its inception until November 2002 (Chairman July 2000 to November 2002). During his tenure at Universal Access, Inc., he led the company through its initial public offering with a valuation in excess of $3.0 billion (Goldman Sachs Lead Underwriter). Prior to founding Universal Access, Inc., from March 1996 to October 1997, Mr. Shutt was the General Manager of Arista Communications, a telecommunications agency firm. From February 1994 to March 1996, he was a sales manager with Teleport Communications Group, a telecommunications company. Mr. Shutt holds a MBA from Wagner College.

      George A. King, President and Director. Mr. King is a co-founder of 20/20 Technologies, Inc. and 20/20 Technologies I, LLC (through the acquisition of 20/20 Advisory Partners, LLC on December 13, 2003). He has served as 20/20 Technologies Inc.'s President and as a member of its Board of Directors since its inception. Since June 2003, he also has served as President and a member of the Board of Directors of Magenta netLogic Ltd. (a subsidiary of 20/20 Technologies I, LLC) and as a member of the Board of Directors of Manchester Communications, Ltd. From December 13, 2003 to September 2004, Mr. King served as President and a Manager of 20/20 Technologies I, LLC. From January 2003 to December 2003, he served as a Director and President of 20/20 Advisory Partners, LLC, a consultant to 20/20 Technologies I, LLC. Prior to co-founding 20/20 Technologies, Mr. King served in various capacities for Universal Access, Inc., including President, Customer Satisfaction and Europe (from February 2002 - November 2002), President Client Services and Development (from August 2001-February 2002), and Chief Development Officer (from April 2000 to August
2001). Mr. King also served as a member of the Board of Directors of Universal Access, Inc. from October 1997 to February 1999. Prior to joining Universal Access, Inc., Mr. King served as a managing director of Cambridge Partners and senior managing director for Hudson AIPF, LLC, a corporate finance and project finance advisory firm. Mr. King began his career with the New York law firm of Mudge Rose Guthrie Alexander & Ferdon and the investment banking firm Credit Suisse First Boston. Mr. King holds a B.A. from Colgate University and a J.D. from the Fordham University School of Law.

      Jonathan Wynne Evans, Managing Director and Director. Mr. Wynne Evans has served as Managing Director and as a member of the Board of Directors of 20/20 Technologies, Inc. since its inception. From December 2003 until September 2004, he served as a Manager of 20/20 Technologies I, LLC. Prior to joining 20/20 Technologies, Mr. Wynne Evans served as Managing Director of Magenta netLogic Ltd. from its formation in 1998 until it was acquired by 20/20 Technologies I, LLC in April 2004. During his tenure at Magenta netLogic, Mr. Wynne Evans was responsible for the expansion of Magenta netLogic including the building of the various tariff data and technical assets comprising the Magenta netLogic software and database. Prior to joining Magenta netLogic, Mr. Wynne Evans' career included more than 20 years experience in property development (1989 City of London Heritage Award recipient), science research, investment and management. Mr. Wynne Evans is a graduate in Law of Cambridge University and resides in England.

      Milan Saric, Chief Financial Officer and Secretary. Mr. Saric has served as Chief Financial Officer and Secretary of 20/20 Technologies, Inc. since its inception and, from June 2003 until September 2004, he served as Chief Financial Officer of 20/20 Technologies I, LLC. Mr. Saric has over 25 years business experience in managing medium and small businesses, including startups; as well as large business key functions. His career has encompassed a broad range of industries including telecommunications, transportation, construction, finance and consulting. Significant prior experiences include serving initially as Vice President and Controller, later as Vice President of Strategic Projects for Universal Access, Inc. from 1997 to 2002; General Director-Finance (effectively Chief Financial Officer) of Union Pacific Railroad's Agribusiness Unit during 1996 after serving in various other financial positions from 1988; initially Treasurer, and later as President of the Omaha Children's Museum from 1990 until 1996; Vice President and Chief Financial Officer of Perkins & Will from 1986 until 1988; Senior Manger of KPMG Peat Marwick until 1985 following a series of increasing responsibilities since 1977, and Treasurer of the Chicago Opera Theater from 1982 until 1988. Mr. Saric is a CPA and holds a MBA from the University of Illinois.

Other Information regarding our Directors and Director Nominees

      There are no family relationships among the current executive officers, directors, 20/20 Directors and executive officers to be appointed following the Merger. Also, none of our executive officers, directors, 20/20 Directors or executive officers to be appointed following the Merger are involved in a proceeding adverse to us. Additionally, except as provided below, none of such persons are or have been:

      o involved in a bankruptcy petition filed by or against any business of which such persons was a general partner or executive officer either at the time of bankruptcy or within two years prior to that time;

      o convicted of a criminal proceeding or is being subject to a pending criminal proceeding;

      o subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limited his involvement in any type of business, securities or banking activities; or

      o found by a court of competent jurisdiction, the SEC or the Commodity Future Trading Commission to have violated a federal or state securities or commodities law and the judgment has not been reversed, suspended or vacated.

      Mr. Shutt and Mr. King previously served as executive officers of Universal Access, Inc. On August 4, 2004, Universal Access Global Holdings Inc. and its U.S. subsidiaries (including Universal Access, Inc.) filed for protection under Chapter 11 of the U.S. bankruptcy laws. At the time of the bankruptcy filing and for nearly two years prior to such filing, neither Mr. King nor Mr. Shutt served in any capacity for Universal Access, Inc.

Board Committees

      Because our board of directors currently consists of only two members, we do not have a standing nominating, compensation or audit committee. Rather, our full board of directors performs the functions of these committees. Also, we do not have a financial expert on our board of directors as that term is defined by
Item 401(e)(2) of Regulation S-B. We do not believe it is necessary for our board of directors to appoint such committees because the volume of matters that come before our board of directors for consideration permits each director to give sufficient time and attention to such matters to be involved in all decision making. Additionally, because our Common Stock is not listed for trading or quotation on a national securities exchange, we are not required to have such committees. Because all of our directors are also executive officers, none of our current directors are independent.

      Because we do not have a nominating committee, our full board considers all director nominations. In considering director nominees, at a minimum, our board will consider: (i) whether the director nominee provides the appropriate experience and expertise in light of the other members currently serving on the board and any other factors relating to the ability and willingness of a nominee to serve on the board, (ii) the number of other boards and committees on which the nominee serves, and (iii) the director nominee's business or other relationship, if any, with us, including whether the nominee would be subject to a disqualifying factor in determining the nominee's "independence" as defined by the listing standards of the relevant securities exchanges. As of the date of this Information Statement, our board of directors has not adopted procedures for the recommendation of nominees for the board of directors. Our board of directors will accept nominations from our stockholders.

      Immediately following the Merger, the 20/20 Directors will not be independent because each director will also be an executive officer. However, within a reasonable period of time following the Merger, the new board of directors anticipates that it will appoint additional members of the board of directors and that these additional members will be independent (as defined by the securities exchange, namely, the Nasdaq SmallCap Market or American Stock Exchange). After appointment of these directors, the board expects to form standing nominating, compensation and audit committees.

Stockholder Communication with the Board

      Stockholders may send communications to our board of directors by writing to: Becoming Art, Inc., 867 West 8th Avenue, Vancouver, British Columbia, Canada V5Z 1E3, attention Board of Directors or any specified director. Any correspondence received at the foregoing address to the attention of one or more directors is promptly forwarded to such director or directors.

Section 16(a) Beneficial Ownership Reporting Compliance

      Section 16(a) of the Securities Act of 1934 requires our directors, executive officers, and any persons who own more than 10% of a registered class of our equity securities, to file reports of ownership and changes in ownership with the SEC. SEC regulation requires executive officers, directors and greater than 10% stockholders to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of the copies of such forms received by us, or written representations from certain reporting persons, we believe that during the year ended November 30, 2004, our executive officers, directors, and greater than 10% stockholders complied with all applicable filing requirements, except that each of Messrs. Hanson and McFadden failed to timely file one required report.

                             EXECUTIVE COMPENSATION

Compensation of our Executive Officers

         The table set forth below summarizes the annual and long-term compensation for services in all capacities to us payable to our chief executive officer and our other executive officers during the fiscal year ending November 30, 2004.

                                                Summary Compensation Table

                                               Annual Compensation                 Long-Term Compensation
                                                                             Restricted    Securities
                                                             Other Annual      Stock       Underlying   LTIP        All Other
Name and Principal Position   Year     Salary      Bonus     Compensation      Awards       Options     Pay-outs  Compensation
---------------------------   ----     ------      -----     ------------      ------       -------     --------  ------------
Michael Hanson, President,
Chief Executive Officer
and Treasurer                 2004        -          -             -              -            -           -            -

Clark McFadden, Secretary     2004        -          -             -              -            -           -            -

      In connection with the Merger, Messrs. Hanson and McFadden will resign from their respective positions with us and Messrs. Shutt, King, Wynne Evans and Saric will be appointed to serve as our executive officers in the following capacities:

Name                                     Position
----                                     --------
Patrick C. Shutt                         Chief Executive Officer
George A. King                           President
Jonathan Wynne Evans                     Managing Director
Milan Saric                              Chief Financial Officer and Secretary

Employment Agreements

      Currently, we do not have any employment agreements with our current executive officers. Additionally, 20/20 does not have employment agreements with Messrs. Shutt, King, Saric, or Wynne Evans and, therefore, all employment is on an "at-will" basis. The current base salary for each of Messrs. Shutt, King and Saric is $180,000, $180,000 and $110,000, respectively. Mr. Wynne Evans does not receive compensation from 20/20 currently but is retained by 20/20's subsidiary, Magenta netLogic Ltd.

      Effective as of the date of the effective date of the Merger, it is expected that we will enter into employment agreements with each of our new executive officers. We expect that the employment agreements will be for an initial term of one year and provide for automatic successive one-year renewal terms thereafter unless terminated by either party upon 30-90 days' prior written notice. The agreements will provide customary provisions for earlier termination for reasons such as termination by us for cause, death or disability of executive, certain events of change in control or termination by the executive upon good reason. The definition of "cause" will include termination for conduct amounting to: fraud, embezzlement, willful or illegal misconduct; executive being indicted or convicted by a court of proper jurisdiction of (or his written, voluntary and freely given confession to) a crime which constitutes a felony or results in material injury to the property, operation or reputation of the Company or its affiliates; and other forms of misconduct customarily amounting to a termination for cause.

      Under the employment agreements, it is expected that initially the executives will receive their current base salary, subject to increase based upon our achieving certain revenue, EBITDA, market capitalization or other targets and significant milestones (such as, listing on a national securities exchange). In addition to base salary, each executive will be entitled to receive cash bonuses of up to 100% of the executive's then-current base salary based upon achievement of these same or similar established performance criteria. In addition to cash compensation, each executive will be entitled to receive equity compensation awards upon our achievement of these targets or milestones. Each executive will also be eligible to participate in any equity compensation, bonus, retirement, insurance plans or other benefit plans offered by the Company.

      Each agreement will also provide for severance payments to the executive in the event the executive is terminated by us for reasons other than cause, the occurrence of certain events constituting a change in control and/or upon executive's death or disability. The amount of any severance payment is expected to range from three to eighteen months of the executive's base salary and bonus.

      During the term of each employment agreement and for so long as the executive receives severance payments from us, each executive will agree to be bound by certain non-compete and non-solicitation provisions.

                              DIRECTOR COMPENSATION

      Currently, our directors are also our employees and receive no extra compensation for their service on our board of directors.

      Following the Merger, we intend to compensate non-management directors through the issuance of stock awards including, without limitation, stock options, and restricted stock awards, and/or other stock awards. We intend to make such awards pursuant to 20/20's 2005 Long Term Stock Plan (the "2005 Stock Plan"), which will be assumed by us in connection with the Merger.

      The 2005 Stock Plan authorizes the board of directors or a compensation or similar committee of the Board to issue stock awards including, without limitation, stock options, restricted stock awards, and/or other stock awards to any of our employees or employees of our subsidiaries or any director, consultant, advisor or independent contractor who provides services to us or our subsidiaries. The maximum amount of shares authorized for issuance pursuant to awards made under the 2005 Stock Plan is 8,000,000 shares of 20/20 common stock, subject to adjustments to reflect any change in capitalization, such as stock splits, stock dividends, recapitalizations, mergers, consolidations or similar transactions. Pursuant to the conversion ratio with respect to the Merger, as assumed by us, the 2005 Stock Plan will be reduced to 4,000,000 shares of our Common Stock. The Board or committee administering the plan may select participants in the 2005 Stock Plan and determine the type, size, terms and conditions of any award including, without limitation, the number of shares subject to any award, the term of any award, the exercise price of any award and any vesting or other restrictions on the award. The Board or committee shall also interpret the plan and any agreements entered into under it and take any actions necessary or advisable to administer the plan.

      The 2005 Stock Plan will be effective as of the effective date of the Merger and will continue until the tenth anniversary of the plan or such earlier date as determined by the Board or committee administering the plan. 20/20's 2004 Long Term Stock Plan is substantially similar to the 2005 Stock Plan. Pursuant to the 2004 Stock Plan, the Board or committee thereof administering the 2004 Stock Plan may issue awards for up to 5,000,000 shares of common stock (to constitute 2,500,000 shares of our Common Stock based upon the conversion ratio provided in the Merger Agreement). The 2004 Stock Plan will also be assumed by us in connection with the Merger. As of the date of this Information Statement, 20/20 has issued stock awards aggregating 4,530,000 shares of 20/20 common stock (to constitute 2,265,000 shares of our Common Stock based on the conversion ratio provided in the Merger Agreement).

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

      None of our current directors or officers nor any person who beneficially owns, directly or indirectly, shares owning more than 10% of the voting rights attached to all of our outstanding shares, nor any promoter, nor any relative or spouse of any of the foregoing persons has a material interest, direct or indirect, in any transaction since our incorporation or in any presently proposed transaction which, in either case, has or will materially affect us.

      Additionally, none of the 20/20 Directors or any of the executive officers to be appointed in connection with the Merger, is involved in any transaction or has a material interest, direct or indirect, in any transaction with us. Such persons, however, have been involved in the following transactions, or have a material interest, direct or indirect, in the following transactions with 20/20 or its subsidiaries:

      Mr. Wynne Evans previously made a loan to Magenta netLogic Ltd., a subsidiary of 20/20. As of the date of this Information Statement, the outstanding principal amount on the loan is approximately (pound)85,000. The loan, which is payable on demand, is currently being repaid monthly by Magenta based on a ten year amortization. The loan bears interest at a rate equal to HSBC's rate plus 4% (currently, 8.43%). Pursuant to the consulting agreement entered into between Mr. Wynne Evans and Magenta, effective February 1, 2005, Magenta is not required to make full repayment of the loan during the term of the consulting agreement. If the consulting agreement is terminated, however, under the severance agreement between Mr. Wynne Evans and Magenta, the loan becomes immediately payable.

                             ADDITIONAL INFORMATION

      Additional information about the Merger and the related transactions is contained in our Current Report on Form 8-K filed with the SEC on April 19, 2005. All of our periodic reports and proxy and information statements and exhibits thereto may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material may also be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains all reports, proxy and information statements and other information filed by us with the SEC. The SEC's website is located at http://www.sec.gov.

                                           By order of the Board of Directors,

                                                            /s/ Michael Hanson

                                        Michael Hanson, Chief Executive Officer

                                                                April 19, 2005


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